KONECRANES®
Lifting Businesses™


06019596

FILE 82-4297



Re Rule 12 g3-2(b) submission by KCI Konecranes Plc

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

SUPPL

13 December, 2006

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to KCI Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, copies of the Stock Exchange Announcements published by the Company on 30 November and 13 December, 2006.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

PROCESSED

JAN 0 5 2007

THOMSON FINANCIAL

Very truly yours,

KCI KONECRANES PLC



Paul Lönnfors
IR Manager

KCI Konecranes Plc P.O. Box 661 (Koneenkatu 8) FI-05801 Hyvinkää, Finland Tel +358-20 427 11 Fax +358-20 427 2099
Business ID 0942718-2 VAT Reg No. FI09427182 Domicile Hyvinkää, Finland www.konecranes.com

KONECRANES INVESTIGATES POSSIBLE SALE OF A CONSIDERABLE PART OF ITS FINNISH REAL ESTATE IN FINLAND

Konecranes return on capital employed is currently 26.6 percent, but its ambition level is higher. As part of its capital efficiency programme, Konecranes is now also studying the possibility to release capital by selling real estate for the use of its rapidly growing core business.

The facilities in question, located in Hyvinkää and Hämeenlinna, Finland, which are currently mainly in production, warehousing and office use, comprise approximately 73,000 square metres on a total land area of roughly 240,000 square metres.

No decision to sell the real estate has been made. The decision will be made based on the outcome of the study. After the potential transaction, the companies currently operating in the facilities are planned to continue their normal operations under operating lease agreements. The possible agreements could be finalized during the first quarter of 2007.

Advium Corporate Finance, eQ Bank Ltd. is acting as Konecranes' financial advisor, and will also determine the market value of the properties.

Konecranes is a world-leading group of lifting businesses, serving a broad range of customers, including manufacturing and process industries, shipyards and harbours. Konecranes provides productivity-enhancing lifting solutions and services for lifting equipment of every make. In 2005, Group sales totalled EUR 971 million. The Group has over 7,000 employees, at more than 340 locations in 41 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCI1V).

KCI KONECRANES PLC



Teuvo Rintamäki
Chief Financial Officer

FURTHER INFORMATION
Mr. Teuvo Rintamäki, Chief Financial Officer
Tel. +358 20 427 2040

DISTRIBUTION
OMX Helsinki Stock Exchange
Media

SHARE SUBSCRIPTIONS UNDER KONECRANES' STOCK OPTIONS

A total of 296 200 new Konecranes shares have been subscribed with stock option rights under KCI Konecranes' stock option plans as follows:

Stock option right	Shares	Subscription price (EUR/share)
1997	15 400	6.5175
1999 B-series	19 200	8.25
2001 A-series	60 000	8.50
2003 A-series	60 000	4.89
2003 B-series	141 600	5.405

Following these subscriptions KCI Konecranes Plc's share capital will increase by EUR 148 100 totalling EUR 30 038 860. The number of shares will increase to 60 077 720 shares.

The new shares will be recorded in the Trade Register on or about 20 December, 2006 (shares subscribed under 1997 stock options) and 21 December, 2006 (shares subscribed under 1999 B-series, 2001 A-series, 2003 A-series and 2003 B-series stock options). The new shares will carry shareholders' rights from the date of registration. Konecranes will apply for their listing on the Helsinki Stock Exchange with the company's existing shares. Trading in all new shares will start on or about 22 December, 2006.

The terms and conditions of all Konecranes ongoing stock option plans are available on the Investor Relations website at www.konecranes.com.

Konecranes is a world-leading group of lifting businesses, serving a broad range of customers, including manufacturing and process industries, shipyards and harbours. Konecranes provides productivity-enhancing lifting solutions and services for lifting equipment of every make. In 2005, Group sales totalled EUR 971 million. The Group has over 7,000 employees, at more than 340 locations in 41 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCI1V).

KCI KONECRANES PLC



Paul Lönnfors
IR Manager

FURTHER INFORMATION
KCI Konecranes Plc
Teuvo Rintamäki, Chief Financial Officer, tel. +358 20 427 2040

DISTRIBUTION
Helsinki Stock Exchange
Media